UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period fromto

Commission File No. 0-16772

A.	Full title of the plan and address of the plan:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: The Retirement Planning Committee

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date: June 19, 2007	By: /s/	JOHN E. DAKESIAN
John E. Dakesian
Chairperson, Retirement Plan Committee

Peoples Bancorp Inc. Retirement Savings Plan

EIN 31-0987416 PN 002

Accountants’ Report and Financial Statements

December 31, 2006 and 2005

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2006 and 2005

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Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/	BKD, LLP
BKD, LLP

Cincinnati, Ohio
June 14, 2007

Federal Employer Identification Number:  44-0160260

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Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

                Assets

	2006	2005

Investments, at fair value	$ 24,364,355	$ 22,392,505

Employer’s contributions receivable	17,225	10,308

Net Assets Available for Benefits	$ 24,381,580	$ 22,402,813

See Notes to Financial Statements 2

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Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$ 1,580,508	$ 1,169,596
Interest and dividends	821,875	467,165

Net investment income	2,402,383	1,636,761

Contributions
Employer	680,966	641,666
Participants	1,353,995	1,258,577
Rollovers	187,122	229,406

	2,222,083	2,129,649

Total additions	4,624,466	3,766,410

Deductions
Benefits paid to participants	2,588,791	1,683,539
Administrative expenses	56,908	50,551

Total deductions	2,645,699	1,734,090

Net Increase	1,978,767	2,032,320

Net Assets Available for Benefits, Beginning of Year	22,402,813	20,370,493

Net Assets Available for Benefits, End of Year	$ 24,381,580	$ 22,402,813

See Notes to Financial Statements 3

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
    December 31, 2006 and 2005

Note 1.	Description of the Plan

The following description of the Plan provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (Company) for the benefit of its full-time employees who have at least one hour of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  AMVESCAP National Trust Company is the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions of 100% of the employees’ salary deferral amounts up to 3% of the employees’ compensation and 50% of the employees’ salary deferral amounts on the next 2% of the employees’ compensation.  Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Company contributions.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s profit sharing and matching contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2.	Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

The investments in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock.  The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions.  At December 31, 2006 and 2005 these units are comprised of 246,965 and 268,837 shares of Peoples Bancorp Inc. Common Stock and cash of $262,107 and $375,685, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

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 Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 3.	Investments

The Plan’s investments are held by a bank-administered trust.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value are presented in the following table.  Investments that represented 5% or more of the Plan’s assets are separately identified.

	2006
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Investments at fair value as determined by quoted market price
Mutual funds
Columbia Acorn-Z	$ 102,857	$ 2,193,975
Neuberger Berman International	140,391	1,317,494
American Growth Fund of America	74,103	1,585,623
Dodge & Cox Common Stock	155,763	1,682,233
Dodge & Cox Balanced	148,270	2,438,674
Other	68,920	1,900,723
Common/collective trust funds
INVESCO 500 Index Trust	295,764	2,175,713
INVESCO Stable Value Trust	588	2,026,182
Other	79,838	1,094,463
Peoples Bancorp Inc. common stock units	514,014	7,645,276

	1,580,508	24,060,356

Investments at cost which approximates market
Participant loans	––	303,999

Total investments	$ 1,580,508	$ 24,364,355

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

	2005
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at fair value as determined by quoted market price
Mutual funds
Columbia Acorn-Z Fund	$ 116,683	$ 2,110,752
Neuberger Berman International	159,209	1,181,011
American Growth Fund of America	123,434	1,222,184
Dodge & Cox Common Stock	60,855	1,284,637
Dodge & Cox Balanced	46,580	1,944,220
Dreyfus Mid Cap Index	47,134	1,146,569
Other	(57,374)	469,008
Common/collective trust funds
INVESCO 500 Index Trust	86,062	1,909,988
INVESCO Stable Value Trust	––	1,885,650
Other	57,776	946,530
Peoples Bancorp Inc. common stock units	529,237	8,047,126

	1,169,596	22,147,675

Investments at cost which approximates market
Participant loans	––	244,830

Total investments	$ 1,169,596	$ 22,392,505

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005 were $821,875 and $467,165, respectively.

Note 4.	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.

The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor.  The Plan also invests in certain funds of the Plan trustee.  The Plan paid $56,908 and $47,844 of recordkeeping fees to AMVESCAP National Trust Company during 2006 and 2005, respectively.  The Company provides certain administrative services at no cost to the plan.

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Supplemental Schedule

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Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issuer	Description of Investment	Current Value

American Century Strategic Allocation Conservative Fund	22,454 Units	$ 127,542
American Century Strategic Allocation Moderate Fund	22,693 Units	159,081
American Century Strategic Allocation Aggressive Fund	47,735 Units	397,158
Columbia Acorn-Z Fund	73,846 Units	2,193,975
Neuberger Berman International	49,013 Units	1,317,494
*Invesco 500 Index Trust	57,711 Units	2,175,713
*Invesco Structured Small Cap Value Equity Trust	3,457 Units	449,230
*Invesco Core Fixed Income Trust	18,850 Units	645,233
*Invesco Stable Value Trust	2,026,182 Units	2,026,182
*Peoples Bancorp Inc. Common Stock Units	417,319 Units	7,645,276
American Growth Fund of America	48,239 Units	1,585,623
Dodge & Cox Common Stock Fund	10,962 Units	1,682,233
Dodge & Cox Balanced Fund	28,005 Units	2,438,674
Dreyfus Mid Cap Index	38,317 Units	1,120,786
American Funds Capital Income	1,573 Units	96,156
Participant loans	Interest rates ranging from 6.00% to 10.25%	303,999

		$ 24,364,355

*Parties-in-interest